Exhibit 99.7

CERTIFICATE

Reference is made to the special meeting (the “Meeting”) of the holders of common shares of (“Shares”) of Emera Incorporated (“Emera”) scheduled to be held on July 11, 2019. The undersigned, the duly appointed Corporate Secretary of Emera, hereby certifies, for and on behalf of Emera, and not in his personal capacity, that:

1.

Emera has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of Shares at least 30 days before the date fixed for the Meeting;

2.	Emera has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in item 1 above in connection with the Meeting; and

3.	Emera is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

DATED as of this 11th day of June, 2019.

EMERA INCORPORATED

By:	/s/ Stephen Aftanas
Name: Stephen Aftanas
Title: Corporate Secretary